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                           January 21, 2022

       Kyle Detwiler
       Director and Chief Executive Officer
       Clever Leaves Holdings Inc.
       6501 Congress Ave, Suite 240
       Boca Raton, FL 33487

                                                        Re: Clever Leaves
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 14,
2022
                                                            File No. 333-262183

       Dear Mr. Detwiler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Pamela L. Marcogliese,
Esq.